SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2004	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

Commerce Court
Toronto, Ontario
Canada M5L 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                                                                                                                                            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐                                                No    ☒

This document is hereby filed with the Securities and Exchange Commission for the purpose of being, and this document hereby is, incorporated by reference into the Registration Statement on Form F-3 (File No. 333-104577).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: July 30, 2004	By:	/s/ Francesca Shaw
		Name:	Francesca Shaw
		Title:	SVP and Chief Accountant
Chief Accountant’s Division

	By:	/s/ James Collie
		Name:	James Collie
		Title:	VP, Consolidation and External Reporting
Chief Accountant’s Division

2

ITEM 5 OF FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934

INTRODUCTION

Canadian Imperial Bank of Commerce (CIBC) produces quarterly and annual reports, which are submitted to the U.S. Securities and Exchange Commission (SEC) under Form 6-K and Form 40-F, respectively. These reports are prepared in accordance with Canadian generally accepted accounting principles (GAAP). SEC regulations require certain additional disclosure to be included in registration statements relating to offerings of securities. This additional disclosure is contained within this document, which should be read in conjunction with CIBC’s Second Quarter 2004 Report, First Quarter 2004 Report, and 2003 Annual Report; these documents were submitted to the SEC on May 26, 2004, February 26, 2004, and December 24, 2003, respectively.

When we use the term “CIBC,” “we,” “our,” and “us,” we mean Canadian Imperial Bank of Commerce and its consolidated subsidiaries.

Additional sections to Management’s Discussion and Analysis

SEC regulations specify certain additional disclosure to be included in a company’s management discussion and analysis (“MD&A”) that is not included in our quarterly reports published in Canada. Therefore, we have provided the following disclosure that is supplementary to the disclosure already included in our first and second quarter 2004 reports. This disclosure should be read together with the discussion of our results in the MD&A of our first and second quarter 2004 reports.

The supplemental information included in this document is to satisfy the SEC requirement that a discussion of a company’s performance should include an executive-level overview that describes the most important matters on which the company’s executives focus in evaluating a company’s financial condition and operating performance and the SEC requirements related to liquidity and capital resources disclosure.

Executive overview

CIBC is a leading North American financial institution based in Toronto, Canada. Our activities are divided into three business units:

•                  CIBC Retail Markets. Provides financial services and products to personal and small business customers in Canada. These services are offered through the branch network, telephone banking, online banking and ABMs, as well as through the co-branded retail electronic banking business, President’s Choice Financial, a co-venture with Loblaw Companies Limited.

•                  CIBC Wealth Management. Provides relationship-based advisory, sales, service and product solutions to the full spectrum of wealth-building clients, primarily in Canada. The business delivers a wide selection of investment products and services – full-service brokerage, discount brokerage, asset management, private banking, trust services, and a broad selection of investment and credit services through its branch-based sales force.

•                  CIBC World Markets. A leading North American investment bank with niche capabilities in the U.K. and Asia.  We deliver innovative full capital solutions to growth-oriented companies and are active in the capital markets. We offer advisory expertise across a wide range of industries and provide equity and debt research for our investor clients.

These business units are supported by Corporate and Other which comprises the five functional groups – Administration; Corporate Development; Finance; Technology & Operations; and Treasury, Balance Sheet and Risk Management (TBRM) – as well as Juniper Financial Corp, CIBC Mellon joint ventures, Fahnestock Viner Holdings Inc. debentures, and other revenue, expense and balance sheet items not directly attributable to the business units.

Net income for the six months ended April 30, 2004 was $1,140 million, up $375 million from the same period in 2003, which included an $81 million after-tax write-down relating to the Air Canada contract, primarily due to higher revenue and lower credit losses. Net income was higher in CIBC World Markets and CIBC Retail Markets and similar in CIBC Wealth Management.

Earnings per share (EPS), diluted, and return on equity (ROE) for the six months ended April 30, 2004 were $2.86 and 19.7%, respectively, compared with $1.87 and 14.4% for the same period in 2003.

The key business themes at CIBC relate to reducing risk, improving productivity, and nurturing businesses that are expected to generate solid, sustainable earnings growth.

The cornerstone of strategies implemented to support these themes is a disciplined balance sheet and capital management framework, which ensures resources are directed to businesses where CIBC has a competitive advantage and withdrawn from businesses that have higher than acceptable risk and earnings volatility or are not strategically aligned. This process requires all businesses to assess their growth prospects on an ongoing basis and allows management to proactively prioritize access to these scarce resources.

CIBC Retail Markets net income for the six months ended April 30, 2004 was up $75 million from the same period in 2003, which included the write-down related to the Air Canada contract. Higher revenue in personal banking, small business banking and cards, due to volume growth and higher fee income, was partially offset by higher credit losses from agricultural, personal lending and cards.

CIBC Wealth Management net income for the six months ended April 30, 2004 was comparable to the same period in 2003, which benefited from the $28 million after-tax gain on the sale of the Oppenheimer private client and asset management businesses.

CIBC World Markets net income for the six months ended April 30, 2004 was up $209 million from the same period in 2003, primarily due to higher revenue and reduced provisions for credit losses, partially offset by higher revenue-related compensation.

CIBC’s Tier 1 capital ratio and total capital ratio as at April 30, 2004 remained strong at 11.0% and 12.8%, respectively.

Business environment

Credit quality and corporate earnings both continue to improve in Canada. Financial markets expect higher U.S. and Canadian interest rates later this year, which would likely slow earnings and output growth in both countries. In addition, a continuation of higher energy prices may have an effect on consumer spending. The agricultural sector also remains weak due to the continued restrictions at the U.S. border to Canadian beef. Given these factors and the continued pressure on margins in retail banking products, the outlook for the environment in the second half of the year is not quite as strong as it has been in the first half. Despite this, we expect to achieve our return on equity objectives for the year while continuing to invest in our many technology, customer and governance initiatives.

Management of liquidity risk

Overview

CIBC manages liquidity risk according to policies that seek to ensure the maintenance of sufficient liquid financial resources to continually fund its balance sheet and meet all of its funding obligations in all market environments on an on-going, daily basis and in the most cost-effective manner possible.

Liquidity risk is actively managed with a view to exposure containment and mitigation.

Infrastructure

The CIBC Board of Directors (“Board”) establishes liquidity risk parameters that recognize the credit sensitive nature of our business activities and that depositor confidence is critical. Global liquidity management within CIBC is the responsibility of TBRM. The established management framework consists of policies, limits and independent monitoring structures governing major regional funding centres and operating subsidiaries in North America, Europe and Asia.

As CIBC operates in a variety of jurisdictions and through various subsidiaries, the liquidity management framework is designed to ensure compliance with applicable governing regulatory restrictions and to ensure appropriate liquidity in each region and subsidiary.

Policies, procedures and standards

CIBC’s liquidity policies and standards are reviewed and approved annually by the Risk Management Committee. Limits are established on net cash outflows in both Canadian dollars and foreign currencies and minimum liquid asset inventories, and guidelines are set to ensure adequate diversification of funds. Policies, procedures and standards govern measurement requirements and define approved liquidity limits. The policy framework includes clearly defined change control processes for management information systems development and implementation and TBRM participation in all new initiatives requiring funding. The Board is informed of current and prospective liquidity conditions, ongoing monitoring measures and the implementation of enhanced measurement tools.

Measurement, monitoring and control

Liquidity measurement is integral to the containment of risk exposure through the use of a prudent distribution of liability maturities, to ensure manageable net cash outflows in any given time horizon. The measurement of CIBC’s liquidity reflects management estimates and judgments pertaining to the behaviour of customers under certain market conditions.

CIBC’s measurement systems provide daily monitoring of both actual and anticipated inflows and outflows of funds generated from on- and off-balance sheet exposures. These measurement systems generate detailed liquidity reports, subject to independent monitoring and review.

CIBC maintains and periodically updates a liquidity contingency plan for responding to stress events. While normal daily funding requirements are addressed by the liquidity risk management framework, stress event impacts are measured through scenario analyses, performed periodically on cash flow assumptions. Scenarios are designed to measure the potential impact of abnormal market conditions on the liquidity risk profile and further enhance insight into potential liquidity risk exposures.

Term funding sources and strategies

CIBC is a major banking intermediary in Canada. A major intermediary provides the working capital needs of the economy and is a major participant in both the payment system and in the domestic capital markets. As such, we are closely supervised by the Office of the Superintendent of Financial Institutions Canada.

On a consolidated basis, CIBC prudently manages its liquidity so that it has the ability to meet both short-term and long-term cash requirements. On-going funding needed to maintain current operations is managed within a set of short-term net cash outflow limits and individual depositor concentration guidelines. A fundamental element of our strategy in building a foundation for sustainable growth is our management of risk and balance sheet resources. Funding capacity is a scarce resource that is managed centrally. We allocate this resource to higher-return and/or strategic activities to support our objectives. Thus, business line access to short-term funding is controlled.

Strategies include well-diversified sources of funding, an active program of wholesale funding term extension, internal transfer pricing of liquidity costs, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of higher quality liquid assets that can be sold or pledged as security to provide a ready source of cash. These strategies result in lower levels of short-term wholesale funding needs.

Planning for funding requirements under liquidity stress events includes the capability to use a liquidity stress model. The model is a comprehensive view of CIBC’s balance sheet that can be stressed at very detailed levels, taking into account such factors as customer type and location, impact of regulatory regime on legal entity mobility of cash and collateral flows, sale and pledge value of securities, and impact of contingent funding requirements. Contingent funding requirements may include, for example, support for the amortization of off-balance sheet vehicles in the event of prepayment due to a triggering event. By stressing our balance sheet under likely liquidity event scenarios, appropriate structuring and managing of short-term net cash outflow limits can be effected so as to ensure the availability of sufficient funds without having to access wholesale markets for additional funding for a specified period. Modeling of stress scenarios thereby allows management to dynamically structure an appropriate cash capital horizon, providing the ultimate controlling/mitigating liquidity risk mechanism.

CIBC obtains funding through wholesale and retail sources. Access to wholesale funding sources and the cost of that funding is dependent on various factors, including credit ratings. A reduction in these ratings could adversely affect the cost of funding or trigger increased collateral requirements for derivatives transactions. Over the past year, our wholesale funding spreads have not materially changed.

Consistent with liquidity risk mitigation strategies, CIBC has continued to expand and diversify its funding sources by customer, currency, type and geographic location. Particularly, we have enhanced our term funding with a range of maturity profiles and funding instruments. We use derivative instruments in the management of liquidity risk and funding to help achieve our desired interest rate risk profile. Derivative contracts are entered into to swap fixed-rate debt into floating-rate obligations and to swap floating-rate debt into fixed-rate obligations. Derivative contracts are also used to hedge the variability in interest rates that arises from other floating-rate financial instruments.

Core personal deposits remain a prime source of dependable retail funding for the balance sheet. As at April 30, 2004, Canadian dollar deposits from individuals totalled $66.5 billion.

In addition to the issuance of unsecured wholesale debt, CIBC has historically securitized various financial assets, including credit card receivables and government-guaranteed residential mortgages, which were securitized through the creation and sale of mortgage-backed securities.

CIBC also addresses potential liquidity risk exposure through the maintenance of segregated term funded pools of unencumbered high-quality liquid assets. These liquid assets may be sold or pledged to secure borrowings to provide a readily available cash source. Liquid assets as at April 30, 2004 total $90.0 billion and include cash of $0.8 billion, securities of $55.3 billion, deposits with banks of $12.7 billion and $21.2 billion of securities borrowed or purchased under resale agreements.

In the course of CIBC’s regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged asset requirements as at April 30, 2004 totalled $43.2 billion. An enterprise-wide pledging policy has been implemented and includes consolidated aggregate net maximum pledge limits for financial and non-financial assets.

A portion of CIBC’s earnings is generated by various subsidiary companies. Liquidity of our major subsidiary legal entities is evaluated to identify foreign jurisdiction regulatory restrictions, and operational, tax, economic and other business impediments around movement of funds between subsidiary legal entities and the domestically regulated parent bank. This gives us the capability to proactively take steps at subsidiary and parent bank levels to manage and minimize the existence of pockets of “trapped liquidity.”

We consider our liquidity profile to be sound and there are no known trends, demands, commitments, events or uncertainties that are presently viewed as likely to materially change our current liquidity position.

Off-balance sheet arrangements

CIBC’s off-balance sheet arrangements remain substantially unchanged from the amounts disclosed as at October 31, 2003 in our Annual Report.

ADDITIONAL NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

CIBC’s interim consolidated financial statements are prepared in accordance with Canadian GAAP. Set out below are the more significant differences which would result if U.S. GAAP were applied in the preparation of the interim consolidated financial statements.

For a full discussion of the relevant accounting differences between Canadian and U.S. GAAP, see Note 28 of the 2003 Annual Report. This note updates that disclosure for the six months ended April 30, 2004.

CONDENSED CONSOLIDATED BALANCE SHEETS

	As at April 30, 2004			As at October 31, 2003
$ millions	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP
ASSETS
Cash and non-interest-bearing deposits with banks	$1,128	$614	$1,742	$1,593	$103	$1,696
Interest-bearing deposits with banks	12,409	—	12,409	8,861	—	8,861
Securities
Investment	18,507	(18,507)	—	18,193	(18,193)	—
Available for sale	—	21,489	21,489	—	17,381	17,381
Trading	52,722	4,645	57,367	52,282	30	52,312
Loan substitute	1	(1)	—	27	(27)	—
Securities borrowed or purchased under resale agreements	21,169	—	21,169	19,829	—	19,829
Loans	135,457	11,032	146,489	133,934	1,696	135,630
Other
Derivative instruments market valuation	23,904	1,257	25,161	22,796	3,071	25,867
Customers’ liability under acceptances	4,695	—	4,695	5,139	—	5,139
Loans held for sale	335	—	335	1,321	—	1,321
Land, buildings and equipment	2,099	—	2,099	2,093	—	2,093
Goodwill	1,065	(73)	992	1,045	(73)	972
Other intangible assets	262	—	262	255	—	255
Other assets	10,422	10,690	21,112	9,779	4,012	13,791
	$284,175	$31,146	$315,321	$277,147	$8,000	$285,147

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$195,637	$2,361	$197,998	$188,130	$3,243	$191,373
Other
Derivative instruments market valuation	22,321	766	23,087	21,945	2,974	24,919
Acceptances	4,695	—	4,695	5,147	—	5,147
Obligations related to securities sold short	13,074	2,073	15,147	11,659	659	12,318
Obligations related to securities lent or sold under repurchase agreements	18,997	—	18,997	19,293	—	19,293
Other liabilities	12,166	25,917	38,083	13,998	1,054	15,052
Subordinated indebtedness	3,146	—	3,146	3,197	—	3,197
Shareholders’ equity
Preferred shares	3,376	—	3,376	3,357	—	3,357
Common shares	3,020	(39)	2,981	2,950	(25)	2,925
Contributed surplus	57	—	57	50	—	50
Foreign currency transaction adjustment	(119)	119	—	(180)	180	—
Retained earnings	7,805	(228)	7,577	7,601	(242)	7,359
Accumulated other comprehensive income	—	177	177	—	157	157
	$284,175	$31,146	$315,321	$277,147	$8,000	$285,147

(1)                    Certain comparative figures have been reclassified to conform with the presentation used in 2004.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	For the six months ended
$ millions, except per share amounts	2004 Apr. 30	2003 Apr. 30
Net income as reported	$1,140	$765
Provision for credit losses	—	(49)
Non-interest income
Trading activities	2	(2)
Equity accounting adjustments	23	24
Impairment measurement	(3)	(4)
Other	—	49
Derivative instruments and hedging activities	(5)	(122)
Non-interest expenses
Employee future benefits	9	(1)
Stock-based compensation	22	28
Income taxes and net change in income taxes due to the above items	(28)	17
	20	(60)
Net income based on U.S. GAAP	1,160	705
Preferred share dividends and premiums	(97)	(91)
Net income applicable to common shares based on U.S. GAAP	$1,063	$614
Weighted-average common shares outstanding (thousands)	359,950	359,316
Add: number of incremental shares(1)	5,089	2,316
Weighted-average diluted common shares outstanding (thousands)	365,039	361,632
Basic EPS	$2.95	$1.71
Diluted EPS	$2.91	$1.70

(1)          It is assumed that 80% of average options outstanding will be exercised for shares while the remaining 20% will be exercised as stock appreciation rights.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the six months ended
$ millions	2004 Apr. 30	2003 Apr. 30
Net income based on U.S. GAAP	$1,160	$705
Other comprehensive income, net of tax	20	(9)
Comprehensive income	$1,180	$696

Variable interest entities

Effective April 30, 2004, for U.S. GAAP purposes CIBC adopted the requirements of the Financial Accounting Standards Board Interpretation (FIN) 46R, “Consolidation of Variable Interest Entities.” FIN 46R provides a framework for identifying a variable interest entity (VIE) and requires a company to consolidate a VIE if the company absorbs a majority of the VIE’s expected losses or receives a majority of the VIE’s expected residual returns, or both.  In addition to the VIEs that are consolidated in accordance with FIN 46R, we have significant variable interests in certain other VIEs that are not consolidated because we have not been deemed to be the primary beneficiary of those VIEs. The equivalent Canadian Institute of Chartered Accountants Accounting Guideline (AcG) 15R “Consolidation of Variable Interest Entities,” is effective for annual and interim periods beginning on or after November 1, 2004.

CIBC administers several VIEs that purchase pools of third-party financial assets, such as collateralized debt obligations (CDOs) securities, mortgages, trade receivables and credit cards. These VIEs are commonly referred to as multi-seller conduits. These conduits provide third parties with access to liquidity in the debt capital markets by allowing them to sell assets to the conduits, which fund the purchases through the issue of commercial paper or other notes to investors. Third parties that transfer assets to the VIEs may continue to service the assets, and may be exposed to credit losses realized on these assets, typically through over collateralization of the VIE with the assets sold to it or other retained interests. We have no ownership interests in these VIEs. The VIEs may obtain credit enhancement from third-party providers. We may provide commercial paper backstop liquidity facilities, credit enhancements, securities distribution, accounting, cash management and operations services. We may also act as the counterparty to derivative contracts entered into by the VIEs in order to convert the yield of the underlying assets to match the needs of the VIE’s investors or to limit or change the interest rate risk of the VIE. All fees earned in respect of these activities are on a market basis. As at April 30, 2004, we administered 15 multi-seller conduits with total assets of $33.1 billion.

The debt issued by each conduit is in its name with recourse to the financial assets owned by the conduit. As at April 30, 2004, the amount of debt outstanding was $33.5 billion. CIBC provided backstop liquidity facilities, which totalled $26.1 billion (including $1.0 billion relating to conduits we do not administer) as at April 30, 2004. We would be required to provide funding under the liquidity facilities in the event that funding for such conduits became unavailable in the debt market. We are not required to fund under the liquidity facilities if the assets in the conduits were in default.

Further, CIBC provides credit enhancements that totalled $249 million (none relating to conduits not administered by us) as at April 30, 2004. Our obligations under the credit enhancements are limited by the first loss protection provided by the sellers of each asset pool.

CIBC is the primary beneficiary of conduits with assets of $19.2 billion as we absorb a majority of their expected losses through our provision of liquidity and credit enhancement facilities, as well as through the variability in certain fees that we receive. Consequently, we have consolidated these conduits as at April 30, 2004. The commercial paper and other liabilities in these consolidated conduits, reported primarily within other liabilities on our consolidated U.S. GAAP balance sheet, are non-recourse to us except through our participation in liquidity and/or credit enhancement facilities, and we have no rights to the assets owned by these conduits. These assets are reported on our consolidated U.S. GAAP balance sheet primarily as follows: cash resources of $0.4 billion, securities of $9.4 billion, and loans of $9.4 billion.

CIBC acts as structuring and placement agent for certain asset-backed investment vehicles, known as CDOs. We receive market-rate fees. In addition, we may also invest in the debt or equity tranches of the CDOs. In a number of transactions on behalf of clients, we first purchase the assets at the request of the clients and warehouse them until the securitization transaction is complete. We may be providing liquidity facilities to these CDOs in certain instances. We are not the manager or administrator of these CDOs. CDOs raise capital by issuing debt and equity securities and use their capital to invest in portfolios of interest-bearing securities. The returns from a CDO’s portfolio of investments are used by the CDO to finance its operations, including paying interest on its debt and paying advisory fees and other expenses. Any net income or loss is shared by the CDO’s equity owners. As at April 30, 2004, we had investments in the debt or equity tranches of 17 CDOs, amounting to $209 million. As at April 30, 2004, liquidity facilities provided by us amounted to $30 million, and these CDOs had assets of $22.7 billion. We are considered the primary beneficiary of CDOs with incremental assets of $0.3 billion, which are reported as securities on our consolidated U.S. GAAP balance sheet.

Other financial transactions

CIBC provides a wide range of financial products, including structured notes and other financial instruments for institutional and private bank clients, including VIEs as counterparties, as well as retail customers. These financial products are created, from time to time, using a VIE as issuer or obligor of the financial products. We may provide certain administrative services and other financial facilities to the VIEs in exchange for market-rate compensation. In all cases, we would have nominal or no ownership interest in such VIEs.

CIBC securitizes its own assets and also acts as an administrator or financial advisor to conduits that purchase clients’ financial assets. We are considered the primary beneficiary of conduits with incremental assets of $1.8 billion, which is primarily recorded as loans on the consolidated U.S. GAAP balance sheet.

CIBC is the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. CIBC earns fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds, except in very limited circumstances.

CIBC acts as a trustee of a number of personal trusts and has a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee.

CIBC structures transactions to modify the cash flows of third party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns of the assets held by a trust to clients. We are considered the primary beneficiary of trusts with assets amounting to $0.4 billion, which is primarily recorded as securities on our consolidated U.S. GAAP balance sheet.

CIBC is involved with certain investment vehicles that make private equity investments (including investments on a side by side basis with our employees). Certain of our employees, who are considered related parties under FIN 46R, manage these vehicles. Consequently, based on the related party provisions of FIN 46R we are considered the primary beneficiary of these vehicles. The consolidated U.S. GAAP balance sheet includes assets of $0.5 billion relating to these vehicles, which are reported as securities.

We continue to monitor developments which affect our current interpretation of FIN 46R.

Provision and allowance for credit losses

Upon the adoption of AcG-13 on November 1, 2003, certain credit derivatives that CIBC uses to hedge the credit exposure of certain loans, despite being economically effective, do not qualify for hedge accounting. As a result, the existence of credit protection on loan balances from the purchases of credit derivatives is no longer considered when determining the provision for credit losses. This change substantially harmonized Canadian and U.S. GAAP, in relation to the determination of the provision and allowance for credit losses.

As a result of this change, there is no longer a difference between the Canadian and U.S. GAAP provision for credit losses (six months ended April 30, 2003: $49 million).

Equity accounting adjustments

Effective November 1, 2003, the application of the equity method of accounting was substantially harmonized with U.S. GAAP for certain investments held within the merchant banking portfolio. Previously, CIBC accounted for these merchant banking investments on a cost basis. Both Canadian and U.S. GAAP now require the use of the equity method to account for such investments when the investor exerts significant influence, which is generally represented by an equity interest between 20% and 50%.

Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis.  We record an impairment loss on these investments when there is evidence of an other-than-temporary decline in their value. Canadian GAAP requires the use of the equity method of accounting when we exert significant influence over the investee, whereas U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor.

Derivative instruments and hedging activities

U.S. GAAP requires that all derivative instruments, including derivative instruments embedded in financial instruments that are not clearly and closely related to the economic characteristics of the underlying host financial instruments, be recognized at fair value in the consolidated financial statements. Under Canadian GAAP, derivatives used for trading purposes, that do not qualify for hedge accounting under the requirements of AcG-13, or derivatives embedded within equity linked deposit contracts are carried at fair value on the consolidated balance sheets with changes in fair value reflected in current earnings. Under Canadian GAAP, gains and losses on both securities and derivative instruments held within an effective hedge relationship are recognized in the income statement on the same basis and in the same period as the underlying hedged items. Thus, there is no difference in accounting between Canadian and U.S. GAAP in respect of derivatives held for trading purposes, for derivatives that do not qualify for hedge accounting, or for derivatives embedded within equity linked deposit contracts. However, there are significant differences in accounting for derivatives that qualify for hedge accounting purposes and for embedded derivatives other than derivatives embedded in equity linked deposit contracts.

The accounting under U.S. GAAP for changes in the fair value of derivatives held for hedging purposes depends on their intended use. For fair value hedges, the effective portion of changes in fair value of derivative instruments is offset in income against the change in fair value, attributed to the risk being hedged, of the underlying hedged asset, liability or firm commitment. For cash flow hedges, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods. For both fair value and cash flow hedges, if a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. The ineffective instrument hedge is always recognized in current earnings for both fair value and cash flow hedges.

In order to qualify for hedge accounting offsets, U.S. GAAP requires that extensive documentation be maintained and that hedge effectiveness tests prescribed by that standard be met both at the inception of a hedge relationship and on a periodic, ongoing basis. We have elected for operational considerations, not to designate certain derivatives as hedges for U.S. GAAP accounting purposes, even though these hedges are highly effective for economic purposes. In addition, U.S. GAAP disallows the use of cash instrument hedges, and loan commitments are difficult to qualify for hedge accounting, even though such hedges are also highly effective for economic purposes. As a consequence, in respect of accounting for hedging activities, the U.S. GAAP reported earnings may exhibit significant volatility in any given period.